Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference of our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Axsome Therapeutics, Inc. for the registration of common stock, preferred stock, warrants, debt securities, rights to purchase common stock, preferred stock, debt securities or units and units, dated November 3, 2025 and to the incorporation by reference therein of our report dated February 27, 2023, with respect to the consolidated financial statements of Axsome Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY
November 3, 2025